UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2023

Fundrise Growth eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 57 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading

Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our Offerings to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Growth eREIT VI, LLC (the “Target eREIT”), with the Company as the surviving entity. In connection with the Merger, we issued to the shareholders of the Target eREIT our common shares based on an agreed upon exchange ratio (“Exchange Ratio”). For more information about the Merger, please see the relevant offering circular, beginning on page 1, filed on September 1, 2022, here.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operated in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 26 in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023 and December 31, 2022, we had raised total gross offering proceeds of approximately $150.9 million and $150.0 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.7 million and $2.6 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,376,000 and 13,316,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2023, approximately $23.8 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on the Exchange Ratio. The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For additional information, see the relevant offering circular, which may be accessed here.

On January 4, 2023, the Company qualified $24.5 million of additional common shares for sale pursuant to Regulation A.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless the offering is terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$13.68	Form 1-U
March 31, 2022	$14.18	Form 1-U
June 30, 2022	$14.70	Form 1-U
September 1, 2022(1)	$14.71	Form 1-U
December 31, 2022	$14.84	Form 1-U
March 31, 2023	$14.74	Form 1-U
June 30, 2023	$13.99	Form 1-U

(1)	In connection with the Merger, the Manager adjusted NAV per share on September 1, 2022, effective as of such date.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Below are the declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date(1)	Annualized Yield(2)		Link
01/01/2022 – 01/31/2022	$0.0010958904		12/29/2021	04/12/2022	4.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	5.00%		Form 1-U
03/01/2022 – 03/31/2022	$0.0009589041		02/25/2022	04/12/2022	3.50%		Form 1-U
04/01/2022 – 04/30/2022	$0.0010958904		03/30/2022	07/12/2022	4.00%		Form 1-U
05/01/2022 – 05/31/2022	$0.0012328767		04/27/2022	07/12/2022	4.50%		Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	5.00%		Form 1-U
07/01/2022 – 07/31/2022	$0.0012328767		06/28/2022	10/12/2022	4.50%		Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/12/2022	4.50%		Form 1-U
09/01/2022 – 10/01/2022	$0.0006849315		08/29/2022	10/12/2022	2.50%		Form 1-U
10/02/2022 – 10/31/2022	$0.0001369863		10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	$0.0001369863		10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	$0.0004109589		11/29/2022	01/11/2023	1.50%		Form 1-U
01/01/2023 – 01/31/2023	$0.0004109589		12/29/2022	04/11/2023	1.50%		Form 1-U
02/01/2023 – 02/28/2023	$0.0004109589		01/30/2023	04/11/2023	1.50%		Form 1-U
03/01/2023 – 03/31/2023	$0.0004109589		02/27/2023	04/11/2023	1.50%		Form 1-U
04/01/2023 – 04/30/2023	$0.0004109589		03/29/2023	07/12/2023	1.50%		Form 1-U
05/01/2023 – 05/31/2023	$0.0006849315		04/27/2023	07/12/2023	2.50%		Form 1-U
06/01/2023 – 06/30/2023	$0.0004109589		05/26/2023	07/12/2023	1.50%		Form 1-U
07/01/2023 – 07/31/2023	$0.0002739726		06/28/2023	10/21/2023	1.00%		Form 1-U
08/01/2023 – 08/31/2023	$0.0002739726		07/28/2023	10/21/2023	1.00%		Form 1-U
09/01/2023 – 10/01/2023	$0.0002739726		08/28/2023	10/21/2023	1.00%		Form 1-U
Weighted Average	$0.0006905053	(3)			2.52	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023, approximately 2,751,000 and 2,179,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the period ended June 30, 2023, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental revenue on our investments in real estate properties. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2023 and 2022, we recognized total net loss of approximately $652,000 and net income of approximately $164,000, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $698,000 and $306,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributed to the operations of two of the rental real estate properties acquired on September 1, 2022, in connection with the Merger.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $116,000 and $11,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the second half of 2022, as well as operations of one additional rental real estate property, acquired in the Merger, recognizing other revenue such as amenity fee revenue, late rent fees, and lease termination fees.

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $692,000 and $486,000, respectively. The increase in investment management fees is due to an increase in our net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall increase in net assets is primarily driven by the increase in assets under management following the Merger.

Property Operating and Maintenance Expenses

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expenses of approximately $608,000 and $70,000, respectively. The increase in property operating and maintenance expense is primarily attributed to the acquisition of several rental real estate properties in connection with the Merger.

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expense of approximately $574,000 and $43,000, respectively. The increase in depreciation and amortization expense is primarily due to acquired rental real estate properties and in-place leases in connection with the Merger.

General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $244,000 and $148,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to increased valuation services associated with certain real estate transactions as well as audit, tax, and legal expenses associated with additional investments acquired in the Merger.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2023 and 2022, we had equity in earnings of approximately $817,000 and $594,000 from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to the $2.2 million gain recognized from excess distributions from our investment in RSE Runaway Lakes Controlled Subsidiary, partially offset by decreased operating performance from two of our equity investments, one of which was acquired in connection with the Merger. See Note 3, Investments in Equity Method Investees, in our consolidated financial statements for more information.

Interest Expense – Related Party

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $165,000 and $0, respectively. The increase in interest expense is attributed to National Lending promissory notes that were outstanding in the first half of 2023. We did not have any National Lending promissory notes outstanding in the prior year period. See Note 7, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of June 30, 2023, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Properties)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE E74 Controlled Subsidiary(2)	Los Angeles, CA	Multifamily	12/04/2018	$693,000	Initial	Update
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	06/05/2019	$3,120,000	Initial	N/A
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	06/27/2019	$5,118,000	Initial	N/A
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	08/02/2019	$1,032,000	Initial	N/A
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	08/07/2019	$3,800,000	Initial	N/A
RSE W59 Controlled Subsidiary(3)	Los Angeles, CA	Mixed-Use	02/07/2020	$15,040,000	Initial	N/A
RSE L37 Controlled Subsidiary(3)	Nashville, TN	Multifamily	09/24/2020	$10,820,000	Initial	N/A
RSE Z20 Controlled Subsidiary(3)	Nashville, TN	Land	09/23/2020	$4,640,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On December 9, 2022, E74 Controlled Subsidiary was fully disposed.

(3)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The purchase price is presented as of the date of the initial acquisition and has not been subsequently updated.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	Update
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	N/A
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000	Initial	N/A
RSE Parkland Controlled Subsidiary(2)	Orange Park, FL	Multifamily	12/11/2020	$15,032,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The purchase price represents the total price paid for the pro rata share of the equity in the controlled subsidiary as of the date of initial acquisition, and has not been subsequently updated.

As of June 30, 2023, the Company’s investments accounted for under the equity method of accounting also included initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 7, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from our Offering, cash flow from operations, net proceeds from asset repayments and sales, cash flows from equity method investees, other term borrowings, and securitization financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2023, we had deployed approximately $133.5 million for twelve investments and had approximately $9.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023, we anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 27, 2023 and June 30, 2023, we have no outstanding Company level debt and have not received a commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside. It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history). However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements, in our consolidated financial statements.

Recent Developments

Other

Event	Date	Description
Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $13.99 due to a change in NAV per common share. More information can be found here.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Status of our Offering	09/27/2023	As of September 27, 2023, we had raised total gross offering proceeds of approximately $151.1 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., and the approximately $2.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13.4 million of our common shares

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$8,962	$4,288
Real estate deposits	-	8,407
Other assets, net	356	546
Intangible lease assets, net	172	188
Investments in equity method investees	51,672	65,190
Investments in rental real estate properties, net	39,593	37,071
Investments in real estate held for improvement	8,799	11,574
Total Assets	$109,554	$127,264

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$282	$435
Due to related party	342	372
Settling subscriptions	20	25
Redemptions payable	4,279	3,232
Distributions payable	591	388
Rental security deposits and other liabilities	52	163
Note payable – related party	-	9,629
Total Liabilities	5,566	14,244

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 13,380,628 and 13,320,871 shares issued and 10,624,673 and 11,137,235 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	117,298	124,818
Accumulated deficit	(13,310)	(11,798)
Total Members’ Equity	103,988	113,020
Total Liabilities and Members’ Equity	$109,554	$127,264

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Rental revenue	$698	$306
Other revenue	116	11
Total revenue	814	317

Expenses
Investment management fees – related party	692	486
Property operating and maintenance	608	70
Depreciation and amortization	574	43
General and administrative expenses	244	148
Total expenses	2,118	747

Other income (expense)
Equity in earnings	817	594
Interest expense – related party	(165)	-
Total other income (expense)	652	594

Net (loss) income	$(652)	$164

Net (loss) income per basic and diluted common share	$(0.06)	$0.02
Weighted average number of common shares outstanding, basic and diluted	11,025,640	8,179,439

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2022 (*)	11,137,235	$124,818	$(11,798)	$113,020
Issuance of common shares	59,756	884	-	884
Amortization of deferred offering costs	-	(38)	-	(38)
Distributions declared on common shares	-	-	(860)	(860)
Redemptions of common shares	(572,318)	(8,366)	-	(8,366)
Net loss	-	-	(652)	(652)
June 30, 2023 (unaudited)	10,624,673	$117,298	$(13,310)	$103,988

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2021(*)	8,196,704	$81,469	$(9,915)	$71,554
Issuance of common shares	57,564	795	-	795
Amortization of deferred offering costs	-	(36)	-	(36)
Distributions declared on common shares	-	-	(1,782)	(1,782)
Redemptions of common shares	(235,951)	(3,271)	-	(3,271)
Net income	-	-	164	164
June 30, 2022 (unaudited)	8,018,317	$78,957	$(11,533)	$67,424

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30,2022 (unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(652)	$164
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	574	43
Amortization of above- and below- market leases, net	16	(9)
Equity in earnings	(817)	(594)
Return on investment from equity method investees	56	-
Bad debt expense	10	2
Changes in assets and liabilities:
Net (increase) decrease in other assets	101	33
Net increase (decrease) in accounts payable and accrued expenses	(132)	(57)
Net increase (decrease) in due to related party	(131)	13
Net increase (decrease) in rental security deposits and other liabilities	(112)	-
Net cash provided by (used in) operating activities	(1,087)	(405)
INVESTING ACTIVITIES:
Investment in equity method investees	(1,981)	(1,084)
Return of investment from equity method investees	16,260	2,455
Investment in rental real estate properties	1,034	-
Improvements in real estate held for improvement	(1,297)	(97)
Proceeds received from sale of rental real estate properties	-	2,756
Release of deposits	8,407	-
Net cash provided by (used in) investing activities	22,423	4,030
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	858	795
Proceeds from note payable - related party	6,000	-
Repayment of notes payable - related party	(15,500)	-
Redemptions paid	(7,318)	(2,624)
Proceeds from settling subscriptions	20	5
Distributions paid	(657)	(1,846)
Offering costs paid	(65)	(3)
Net cash provided by (used in) financing activities	(16,662)	(3,673)

Net increase (decrease) in cash and cash equivalents	4,674	(48)
Cash and cash equivalents, beginning of period	4,288	6,753
Cash and cash equivalents, end of period	$8,962	$6,705

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Investments in held for improvement reclassed to rental real estate properties	$4,051	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$294	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Notes to Unaudited Consolidated Financial Statements

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on September 5, 2018. Effective September 1, 2022, Fundrise Growth eREIT VI, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT II, LLC, with Fundrise Growth eREIT II, LLC as the surviving entity (the “Merger”). As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets. Investments in rental real estate properties may consist of land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the SEC. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of June 30, 2023, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of June 30, 2023 and December 31, 2022, certain wholly-owned subsidiaries were treated as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $24.5 million of common shares on January 4, 2023, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company has net common shares outstanding of approximately 10,625,000 and 11,137,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2023 and December 31, 2022, the Sponsor owned 916 common shares, and Fundrise, L.P. owned 10,332 common shares. As of June 30, 2023 and December 31, 2022, third parties had purchased approximately 177,000 and 186,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.7 million and $2.6 million, respectively. As of June 30, 2023 and December 31, 2022, the total amount of equity outstanding by the Company on a gross basis was approximately $150.9 million and $150.0 million, respectively, and the total amount of settling subscriptions was approximately $20,000 and $25,000, respectively. These amounts were offered at $13.99 and $14.84 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

All intercompany balances and transactions have been eliminated in consolidation.

Merger Transaction – Asset Acquisition - 2022

As a result of the Merger, the financial information being presented represents a continuation of the financial information of the acquired assets. The investments we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company has accounted for the Merger as an asset acquisition given no substantive processes were acquired. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$1,934
Other assets	67
Intangible lease assets	221
Investment in equity method investees	22,694
Investment in rental real estate properties	30,628
Investment in real estate held for improvement	5,200
Accounts payable and accrued expenses	(438)
Due to related party	(319)
Redemptions payable	(1)
Rental security deposits and other liabilities	(3)
Notes payable – related party	(9,500)
Issuance of common shares	$50,483

The Company acquired two investments in rental real estate properties in connection with the Merger. The purchase price was allocated to the following assets (amounts in thousands):

As of September 1, 2022
Land	$9,209
Building	20,002
Site improvements	1,300
Furniture, fixtures, and equipment	117
Intangible lease assets	221
Total relative fair value	$30,849

The Company acquired one investment in real estate held for improvement in connection with the Merger. The purchase price was allocated to the following assets (amounts in thousands):

As of September 1, 2022
Land and pre-development costs	$5,200
Total relative fair value	$5,200

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash equivalents consists of money market funds as of June 30, 2023 and December 31, 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $38,000 and $36,000, respectively. Of these amounts, approximately $0 and $27,000 were payable as of June 30, 2023 and December 31, 2022, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and is adjusted for contributions and distributions, basis differences and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected terms of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off. In-place lease assets have been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	9 – 20 years
Furniture and fixtures	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2023, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within rental revenue in the consolidated financial statements.

As of June 30, 2023, non-cancellable operating leases provide for future contractual rental payments from continuing operations as follows (amounts in thousands):

Year	Contractual Rental Payments to be Received
2023	$134
2024	273
2025	280
2026	286
2027	293
Thereafter	338
Total	$1,604

For the six months ended June 30, 2023, one tenant accounted for greater than 10% of contractual rental revenue.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, and money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Gains on disposition of real estate are recognized net of costs and selling expenses at the time the property is delivered, and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$65,190	$42,682
Additional investments in equity method investees	1,981	26,045
Distributions from equity method investees	(16,316)	(5,588)
Equity in earnings of equity method investees	817	2,051
Ending balance	$51,672	$65,190

As of June 30, 2023, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(2)	Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(3)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. The Company acquired an additional ownership interest of approximately $2.5 million in connection with the Merger. See Note 7, Related Party Arrangements, for further information regarding National Lending.

(4)	Acquired in 2020, an 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a multifamily property in Woodstock, GA.

(5)	Acquired in 2022, a 95% non-controlling member interest in FR-PC Parkland JV LLC in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger), whose activities are carried out through the following wholly-owned asset: Parkland at Orange Park, a garden-style multifamily complex in Orange Park, FL.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Runaway Lakes Land Partners, LLC As of June 30, 2023	The Hamilton JV LP As of June 30, 2023	National Lending, LLC As of June 30, 2023	FR-MP The Palmer JV, LLC As of June 30, 2023
Real estate assets, net	$55,859	$29,696	$-	$58,743
Other assets	6,901	463	68,637	4,846
Total assets	$62,760	$30,159	$68,637	$63,589

Mortgage notes payable, net	$63,973	$19,297	$-	$69,667
Other liabilities	1,303	290	3	1,164
Equity	(2,516)	10,572	68,634	(7,242)
Total liabilities and equity	$62,760	$30,159	$68,637	$63,589
Company’s equity investment	$-	$5,390	$9,149	$19,059	(1)

Condensed balance sheet information (continued):	FR-PC Parkland JV, LLC As of June 30, 2023
Real estate assets, net	$50,128
Other assets	2,517
Total assets	$52,645

Mortgage notes payable, net	$41,117
Other liabilities	793
Equity	10,735
Total liabilities and equity	$52,645
Company’s equity investment	$18,074	(1)

(1)	The Company’s equity investment includes amortization of basis differences recognized as of June 30, 2023

Condensed income statement information:	Runaway Lakes Land Partners, LLC For the Six Months Ended June 30, 2023		The Hamilton JV LP For the Six Months Ended June 30, 2023	National Lending, LLC For the Six Months Ended June 30, 2023	FR-MP The Palmer JV, LLC For the Six Months Ended June 30, 2023
Total revenue	$4,741		$1,928	$1,793	$4,331
Total expenses	4,412		1,640	24	5,548
Net income (loss)	$329		$288	$1,769	$(1,217)
Company’s equity in earnings (losses) of investee	$2,561	(1)	$146	$235	$(1,477	)(2)

Condensed income statement information (continued):	FR-PC Parkland JV, LLC For the Six Months Ended June 30, 2023
Total revenue	$2,919
Total expenses	3,475
Net income (loss)	$(556)
Company’s equity in earnings of investee	$(648	)(2)

(1)	The Company’s equity in net income (loss) of investee is comprised of an approximately $2.2 million gain that is the result of distributions in excess of equity investment in the Runaway Lakes Land Partners, LLC.

(2)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of and for the six months ended June 30, 2023, respectively.

As of December 31, 2022 and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Runaway Lakes Land Partners, LLC As of December 31, 2022	The Hamilton JV LP As of December 31, 2022	National Lending, LLC As of December 31, 2022	FR-MP The Palmer JV, LLC As of December 31, 2022
Real estate assets, net	$59,467	$30,092	$-	$58,850
Other assets	2,228	487	66,577	3,719
Total assets	$61,695	$30,579	$66,577	$62,569

Mortgage notes payable, net	$46,967	$19,287	$-	$69,625
Other liabilities	677	360	-	869
Equity	14,051	10,932	66,577	(7,925)
Total liabilities and equity	$61,695	$30,579	$66,577	$62,569
Company’s equity investment	$12,646	$5,573	$8,917	$18,953	(1)

Condensed balance sheet information (continued):	FR-PC Parkland JV, LLC As of December 31, 2022
Real estate assets, net	$50,864
Other assets	2,344
Total assets	$53,208

Mortgage notes payable, net	$41,101
Other liabilities	382
Equity	11,725
Total liabilities and equity	$53,208
Company’s equity investment	$19,101	(2)

(1)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2022.

(2)	The Company’s equity investment includes the amortization of basis differences from September 1, 2022 to December 31, 2022, as this investment was acquired in the Merger. The Company’s equity investment is also inclusive of its share of earnings in the investee from September 1, 2022 to December 31, 2022.

Condensed income statement information:	Runaway Lakes Land Partners, LLC For the Six Months Ended June 30, 2022	The Hamilton JV LP For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022	FR-MP The Palmer JV, LLC For the Six Months Ended June 30, 2022
Total revenue	$4,310	$1,691	$14	$4,053
Total expenses	3,992	1,588	39	2,553
Net income (loss)	$318	$103	$(25)	$1,500
Company’s equity in earnings of investee	$286	$52	$61	$195	(1)

(1)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of and for the six months ended June 30, 2022, respectively.

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2023 and December 31, 2022, we had invested in five and four rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$14,867	$14,357
Building and building improvements	25,271	21,647
Site improvements	219	1,300
Furniture, fixtures, and equipment	155	118
Work in progress	-	128
Total investment in rental real estate properties	$40,512	$37,550
Less: Accumulated depreciation	(919)	(479)
Total investment in rental real estate properties, net	$39,593	$37,071

As of June 30, 2023 and December 31, 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $211,000 and $181,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $106,000 and $79,000, respectively.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $494,000 and $38,000, respectively, of depreciation expense on rental real estate properties.

As of June 30, 2023 and December 31, 2022, we had invested in two and three real estate properties held for improvement, respectively. During the six months ended June 30, 2023, one property was transferred from real estate properties held for improvement and approximately $4.1 million of investments in rental real estate properties were placed in service.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$6,832	$7,342
Building and building improvements	1,674	3,823
Work in progress	293	409
Total investment in real estate held for improvement	$8,799	$11,574

As of June 30, 2023 and December 31, 2022, real estate held for improvement included capitalized transaction costs of approximately $33,000 and $62,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $30,000 and $57,000, respectively.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of June 30, 2023	Payment Date
February 1, 2023 through February 28, 2023	0.0004109589	$128		01/30/2023	$128	04/11/2023
March 1, 2023 through March 31, 2023	0.0004109589	141		02/27/2023	141	04/11/2023
April 1, 2023 through April 30, 2023	0.0004109589	134		03/29/2023	-	07/12/2023
May 1, 2023 through May 31, 2023	0.0006849315	231		04/27/2023	-	07/12/2023
June 1, 2023 through June 30, 2023	0.0004109589	134		05/26/2023	-	07/12/2023
July 1, 2023 through July 31, 2023	0.0002739726	92	(2)	06/28/2023	-	10/21/2023
Total		$860	(1)		$269

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0013698630	$315		01/28/2022	$315	04/12/2022
March 1, 2022 through March 31, 2022	0.0009589041	244		02/25/2022	244	04/12/2022
April 1, 2022 through April 30, 2022	0.0010958904	269		03/30/2022	269	07/12/2022
May 1, 2022 through May 31, 2022	0.0012328767	310		04/27/2022	310	07/12/2022
June 1, 2022 through June 30, 2022	0.0013698630	334		05/27/2022	334	07/12/2022
July 1, 2022 through July 31, 2022	0.0012328767	310		06/28/2022	310	10/12/2022
August 1, 2022 through August 31, 2022	0.0012328767	306		07/27/2022	306	10/12/2022
September 1, 2022 through October 1, 2022	0.0006849315	232		08/29/2022	229	10/12/2022
October 2, 2022 through October 31, 2022	0.0001369863	52		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0001369863	46		10/28/2022	-	01/11/2023
December 1, 2022 through December 30, 2022	0.0004109589	143		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0004109589	144	(3)	12/29/2022	-	04/11/2023
Total		$2,705	(1)		$2,317

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2023 and the year ended December 31, 2022, total distributions declared to related parties were approximately $1,000 and $3,000, respectively.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 consolidated financial statements, and is scheduled to be paid within three weeks after September 30, 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $142,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023, the Company’s significant financial instruments consist of cash and cash equivalents. As of December 31, 2022, the Company’s significant financial instruments consisted of cash and cash equivalents, and notes to related parties. The carrying amount of the Company’s cash and cash equivalents and notes to related parties approximate their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $3,000 and $6,000 of operational costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022 approximately $1,000 were due and payable remained payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

Accordingly, during the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $692,000 and $486,000, respectively, and as of June 30, 2023 and December 31, 2022, approximately $340,000 and $358,000, respectively, of investment management fees were payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2023 and 2022, the Company incurred approximately $3,000 and $0 of in development fees, respectively. Of such amounts, approximately $0 were due and payable as of June 30,2023 and December 31, 2022.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2023 and 2022, no disposition fees have been incurred. Accordingly, as of June 30, 2023 and December 31, 2022, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 10,332 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 916 shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $42,000 and $37,000 of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2023 and December 31, 2022, approximately $1,000 and $13,000 of operational costs were due and payable, respectively.

For the six months ended June 30, 2023 and 2022, no acquisition fees related to investments in rental real estate properties were incurred or paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $8.5 million for a 13.0% and 13.4% ownership in National Lending, respectively; inclusive of the $2.5 million of contributions acquired from Target eREIT in the Merger on September 1, 2022.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

In connection with the Merger on September 1, 2022, the Company assumed the following promissory notes, including accrued interest of approximately $228,000, that were previously issued to the Target eREIT from National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Issuance Date	Maturity Date
2021 - A(1)	$6,500	3.50%	11/24/2021	11/24/2022
2022 - B	$2,000	3.50%	01/03/2022	01/03/2023
2022 - C	$1,000	3.75%	06/29/2022	06/29/2023

(1)	On November 24, 2022, the Company extended Note 2021 - A for an additional year. As part of the extension, the note bears a 6.00% interest rate per annum with a maturity date of November 24, 2023.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2023 and December 31 2022 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2023(1)	Balance at December 31, 2022
2022 – A	$2,000	3.50%	01/03/2023	$-	$6,500
2022 – B	$1,000	3.75%	06/29/2023	$-	$2,000
2022 – C	$6,500	6.00%	11/24/2023	$-	$1,000
2023 – D(2)	$1,000	6.75%	01/03/2024	$-	$-
2023 – E(2)	$4,000	6.00%	03/31/2024	$-	$-
2023 – F(2)	$1,000	6.00%	04/14/2024	$-	$-
				$-	$9,500

(1)	During the six months ended June 30, 2023, the Company repaid all outstanding promissory notes, including all outstanding principal and interest.

(2)	During the six months ended June 30, 2023, the Company entered into three promissory notes with National Lending for a total principal of $6.0 million. These three promissory notes were subsequently repaid during the six months ended June 30, 2023, including all outstanding principal and interest.

The Company incurred approximately $165,000 and $0, respectively, in related party interest for the six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, we had outstanding accrued interest of approximately $0 and $128,000, respectively, payable to National Lending.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 27, 2023 for potential recognition or disclosure.

Offering

As of September 27, 2023, we had raised total gross offering proceeds of approximately $151.1 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and the approximately $2.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 13.4 million of our common shares.

Joint Venture Distributions

On July 12, 2023, the Hamilton JV LP closed on a $9.2 million supplemental loan. In connection with the loan closing, the Company received a cash distribution from the Hamilton JV LP of approximately $4.6 million.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.3*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company’s Offering Circular on Form 1-A POS filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.3*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on July 8, 2022)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 27, 2023.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 27, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)